UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

PulteGroup, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

745867101
(CUSIP Number)

William J. Pulte

6515 Thomas Jefferson Court

Naples, Florida 34108

(248) 647-2750

Copy to:

Joel L. Rubinstein, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166-4193
(212) 294-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745867101
1	NAMES OF REPORTING PERSONS William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,740,239
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,760,639
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,740,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87%*
14	TYPE OF REPORTING PERSON (see instructions) IN
*	The calculation of such percentage is based on 346,383,194 Common Shares issued and outstanding on March 10, 2016, as disclosed by PHM in its Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission on April 4, 2016.

The Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) amends and restates, where indicated, Amendment No. 15 to the statement on Schedule 13D relating to the Common Shares of PHM filed by the Reporting Person with the U.S. Securities and Exchange Commission on April 4, 2016 (the “Prior Schedule”). Capitalized terms used in this Amendment No. 16 but not otherwise defined herein have the meanings given to them in the Prior Schedule.

Except as otherwise set forth herein, this Amendment No. 16 does not modify any of the information previously reported by the Reporting Person on the Prior Schedule.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented by the addition of the following:

In light of recent actions and statements by PHM and its Board, the Reporting Person is now considering whether further governance changes, beyond the immediate removal of the CEO (including, without limitation, potential changes in the Board), may be required in order to appropriately realign the strategic direction of PHM with the best interests of its shareholders. The Reporting Person will continue to closely monitor the actions of PHM, the Board and management and may engage in further communications with the Board, management and other shareholders, and may make public statements, regarding these and other business strategy matters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2016

WILLIAM J. PULTE

/s/ William J. Pulte